Exhibit 99.1

                   ANNUAL REPORT ON FORM 10-K OF FRP FOR
                THE  FISCAL  YEAR ENDED  DECEMBER 31, 1993.

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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                                 FORM 10-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 1993

                                    OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________to_______________

                       Commission file number 1-9164

          FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

Organized in Delaware            I.R.S. Employer Identification No. 72-1067072

            1615 Poydras Street, New Orleans, Louisiana  70112

    Registrant's telephone number, including area code:  (504) 582-4000

        Securities registered pursuant to Section 12(b) of the Act:

                                                Name of Each Exchange on
        Title of Each Class                         Which Registered
        -------------------                     ------------------------

Depositary Units                                New York Stock Exchange
8 3/4% Senior Subordinated Notes due 2004       New York Stock Exchange

     Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /X/

The aggregate market value of the Depositary Units held by non-affiliates of the registrant was approximately $981,011,000 on March 10, 1994.

                    Documents Incorporated by Reference

Portions of the registrant's Annual Report to unitholders for the year ended December 31, 1993 (Parts I, II, III and IV).

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                           TABLE OF CONTENTS
                           -----------------
                                                               Page
                                                               ----

Part I. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Items 1
  and 2. Business and Properties  . . . . . . . . . . . . . . .  1
         Introduction . . . . . . . . . . . . . . . . . . . . .  1
         Management . . . . . . . . . . . . . . . . . . . . . .  2
         Agricultural Minerals. . . . . . . . . . . . . . . . .  3
            Fertilizer Business . . . . . . . . . . . . . . . .  3
            Sulphur Business. . . . . . . . . . . . . . . . . .  7
         Oil. . . . . . . . . . . . . . . . . . . . . . . . . .  9
         Geothermal . . . . . . . . . . . . . . . . . . . . . . 11
         Competition. . . . . . . . . . . . . . . . . . . . . . 11
         Research and Development . . . . . . . . . . . . . . . 12
         Environmental Matters. . . . . . . . . . . . . . . . . 12
Item 3.  Legal Proceedings. . . . . . . . . . . . . . . . . . . 13
Item 4.  Submission of Matters to a Vote of Security Holders. . 13

Part II   . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Item 5.  Market for Registrant's Common Equity
           and Related Stockholder Matters. . . . . . . . . . . 14
Item 6.  Selected Financial Data. . . . . . . . . . . . . . . . 14
Item 7.  Management's Discussion and Analysis of
           Financial Condition and Results of Operations. . . . 14
Item 8.  Financial Statements and Supplementary Data. . . . . . 14
Item 9.  Changes in and Disagreements with Accountants on
           Accounting and Financial Disclosure. . . . . . . . . 14

Part III  . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
Item 10. Directors and Executive Officers of the Registrant . . 15
Item 11. Executive Compensation . . . . . . . . . . . . . . . . 16
Item 12. Security Ownership of Certain Beneficial
         Owners and Management  . . . . . . . . . . . . . . . . 17
Item 13. Certain Relationships and Related Transactions . . . . 19

Part IV   . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
Item 14. Exhibits, Financial Statement Schedules
           and Reports on Form 8-K  . . . . . . . . . . . . . . 19

Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . 20

Index to Financial Statements . . . . . . . . . . . . . . . . . F-1

Report of Independent Public Accountants. . . . . . . . . . . . F-1

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . . E-1


                                  PART I

Items 1 and 2.  Business and Properties.
                -----------------------

                               INTRODUCTION

     Freeport-McMoRan Resource Partners, Limited Partnership ("FRP"), a Delaware limited partnership organized in 1986, participates in one of the largest and lowest cost phosphate fertilizer producers in the world through its joint venture interest in IMC-Agrico Company, a Delaware general partnership ("IMC-Agrico"). IMC-Agrico's business includes the mining and sale of phosphate rock, the production, distribution and sale of phosphate fertilizers, and the extraction of uranium oxide from phosphoric acid. FRP's business also includes exploration for and mining, transportation and sale of sulphur, and the development and production of oil reserves at Main Pass Block 299 ("Main Pass"), offshore Louisiana in the Gulf of Mexico. For information with respect to industry segments, including export sales and major customers, reference is made to Note 8 to the financial statements of FRP referred to on page F-1 hereof (the "FRP Financial Statements").

          On July 1, 1993, FRP and IMC Fertilizer, Inc. ("IMC") contributed their respective phosphate fertilizer businesses, including the mining and sale of phosphate rock and the production, distribution and sale of phosphate chemicals, uranium oxide and related products, to IMC-Agrico. As a result of the formation of IMC-Agrico, FRP expects that it and IMC together will be able to achieve by the middle of 1995 at least $95 million per year of savings in aggregate production costs and selling, administrative and general expenses. In addition, FRP believes that the location of several of the IMC-Agrico manufacturing and storage facilities on the Mississippi River gives IMC-Agrico a competitive advantage over other fertilizer producers in transporting fertilizers to the U.S. farmbelt.

          FRP has completed development of the Main Pass sulphur and oil reserves which it discovered in 1988 and in which it has a 58.3% interest. Sulphur production at minimal levels began during the second quarter of 1992. Sulphur production achieved full design operating rates of 5,500 long tons per day (approximately 2 million long tons per year) on schedule in December 1993, and has since sustained production at or above that level. (See "Sulphur Business - Production" under "Agricultural Minerals" below.) Oil production commenced in the fourth quarter of 1991 and averaged approximately 19,400 barrels per day during 1993. (See "Oil" below.)

          The Managing General Partners and the Special General Partners of FRP are Freeport-McMoRan Inc. ("FTX"*) and FMRP Inc. ("FMRP"), a wholly owned subsidiary of FTX. The current capitalization of FRP consists of an aggregate 1% basic general partnership interest (the "FRP Basic Interest"), units of limited partnership interest ("FRP Units") of which a portion is deposited with Mellon Bank, N.A., as depositary units ("FRP Depositary Units"), and additional units of general partnership interest ("FRP Unit Equivalents"). FRP Depositary Units are listed and publicly traded on the New York Stock Exchange ("NYSE"). Unless otherwise indicated, FRP Units, FRP Depositary Units and FRP Unit Equivalents are sometimes hereinafter referred to, individually and collectively, as "Partnership Units".

          Including the FRP Basic Interest, FTX and FMRP, as of March 10, 1994, held Partnership Units representing an approximate 51.31% interest in FRP, with the remaining interest being publicly owned and traded on the NYSE. The public unitholders are entitled, through the cash distribution for the fourth quarter of 1996, to receive minimum quarterly distributions prior to any distribution on the partnership units held by FTX and FMRP. Prior to the completion of Main Pass, FRP pursued a policy of funding the cash distribution to unitholders from asset sales and borrowings under its Credit Agreement, in addition to distributable cash from operations. However, with the completion of the Main Pass development, FRP no longer intends to supplement distributable cash with borrowings. For additional information with respect to FRP distributions, reference is made to Note 3 to the FRP Financial Statements.

          Fertiberia, S.L. ("Fertiberia"), a Spanish corporation, is the successor through bankruptcy - reorganization proceedings to the reorganized phosphate and nitrogen fertilizer businesses of FESA Fertilizantes Espanoles, S.A. ("FESA"), formerly the principal manufacturer of chemical fertilizers in Spain. On September 28, 1993 Freeport-McMoRan Management Services, S.A. ("FMMS"), an affiliate of FRP, entered into a Management Agreement with Fertiberia pursuant to which FMMS agreed to direct the management of all phases of Fertiberia's fertilizer business for a one-year period in return for reimbursement of FMMS's costs. FRP also entered into an Investment Agreement with FESA, whereby if FRP determines during the same one-year period that Fertiberia is financially viable and able to generate an adequate return to shareholders, FRP will make an equity investment in Fertiberia and acquire a controlling interest in Fertiberia. The terms of the investment will be negotiated by FRP and FESA. If FRP determines that Fertiberia is not viable, it will have no further obligation with respect to Fertiberia.

                                MANAGEMENT

          As provided in the FRP partnership agreement, limited partners may not take part in the management of FRP. FTX, as Administrative Managing General Partner, exercises all management powers over the business and affairs of FRP.

          FRP does not have directors. Instead, directors and officers of FTX, along with FRP's officers, perform all FRP management functions and carry out the activities of FRP. Such officers of FRP continue to be employees or officers of FTX or its subsidiaries, but, subject to certain exceptions, are employed principally for the operation of FRP's businesses. Pursuant to the FRP partnership agreement, FTX also furnishes general executive, administrative, financial, accounting, legal, environmental, tax, research and development, sales and certain other services to FRP and is reimbursed by FRP for all direct and indirect costs in connection therewith. FTX and FMRP Inc. do not receive any compensation as general partners of FRP. For additional information with respect to management, reference is made to Note 6 to the FRP Financial Statements.

                           AGRICULTURAL MINERALS

          FRP's agricultural minerals segment consists of FRP's interest in the IMC-Agrico fertilizer business and FRP's sulphur business.

                            Fertilizer Business

IMC-Agrico Company

          On July 1, 1993, FRP and IMC contributed their respective phosphate fertilizer businesses, including the mining and sale of phosphate rock and the production, distribution and sale of phosphate chemicals, uranium oxide and related products, to IMC-Agrico. At the time, FRP and IMC were among the largest integrated phosphate fertilizer producers in the world and both were among the lowest cost producers. As a result of the formation of IMC-Agrico, FRP expects that it and IMC together will be able to achieve by the middle of 1995 at least $95 million per year of savings in aggregate production costs and selling, administrative and general expenses. Under the IMC-Agrico Partnership Agreement (the "Partnership Agreement"), IMC-Agrico will distribute quarterly to the Partners Distributable Cash, as defined in the Partnership Agreement, based on sharing ratios that vary from year to year for the first five fiscal years ending June 30, 1998, and are based on the parties' initial projections of their respective contributions to the cash flow of IMC-Agrico and on an equal sharing of the anticipated synergistic savings. For further information, see Note 2 to the FRP Financial Statements.

          IMC holds its interest in IMC-Agrico through a special purpose Delaware corporation (the "IMC Partner"), and FRP holds its interest in IMC-Agrico through a special purpose Delaware limited partnership (the "FRP Partner"). The managing partner of IMC-Agrico is a Delaware corporation which is jointly owned by the IMC Partner and the FRP Partner, but as to which the IMC Partner has the right to elect a majority of the directors in the absence of a Material Breach Event, as defined in the Partnership Agreement. IMC-Agrico is governed by a policy committee (the "Policy Committee") with equal representation from the IMC Partner and the FRP Partner, which establishes policies relating to the strategic direction of IMC-Agrico and assures that such policies are implemented. The Policy Committee has the sole authority to make certain Major Decisions, as defined in the Partnership Agreement, including the creation of major indebtedness, major acquisitions and dispositions, and approval of budgets, subject to the authority of the Chief Executive Officers of the FRP Partner and the IMC Partner to resolve disputes.

Phosphate Rock

          IMC-Agrico mines phosphate rock in Florida for both internal production of phosphoric acid at plants in Florida and Louisiana and phosphate rock sales to external customers under long-term contracts and in the spot market. The rock is reacted with sulphuric acid, produced in part from sulphur from Main Pass, to provide phosphoric acid which is then further processed at IMC-Agrico's fertilizer plants. IMC-Agrico's annual phosphate rock capacity is approximately 31.5 million tons per year and accounts for approximately 55% of U.S. phosphate rock capacity and 15% of world capacity. The phosphate rock mines contributed by FRP and IMC to IMC-Agrico produced 22.3 million tons of phosphate rock in fiscal year ended June 30, 1993 compared to a total production by U.S. phosphate mines of 45.1 million tons of phosphate rock.

          IMC-Agrico's phosphate mining operations and production plants are located in Polk, Hillsborough, Hardee and Manatee Counties in central Florida. Production has been at less than full capacity because of reduced demand and actions to control inventory. IMC-Agrico's Kingsford mine was idled in May 1993 due to weak market conditions. In February 1994, IMC-Agrico restarted Kingsford in order to meet product grade specifications of existing phosphate rock supply contracts. In July 1993, IMC-Agrico had temporarily reduced phosphate rock mining operations at Four Corners, its largest mine, in conjunction with its temporary curtailment of diammonium phosphate ("DAP") production; however, in January 1994, Four Corner mine increased production in conjunction with the restart of IMC-Agrico's Taft plant in December 1993. See "Phosphate Chemicals" below. In October 1993, IMC-Agrico reopened its Clear Springs mine and idled its Payne Creek mine for operational reasons. IMC-Agrico's results of operations will not be materially affected by the idling of the Payne Creek phosphate rock mine because the product previously produced at this mine is being produced at other mines. IMC-Agrico also leases, under a long-term contract, two phosphate rock processing plants from Brewster Phosphates. The annual capacity of these two plants is approximately 5 million tons. Until recently, one of the two plants was operated for screening pebble products, while the second plant remains closed indefinitely subject to improved market conditions.

          As of December 31, 1993, FRP, through IMC-Agrico, had proved and probable reserves of 215.2 million tons, plus an additional 196.1 million tons of phosphate rock deposits. (Deposits are ore bodies which require additional economic and mining feasibility studies before they can be classified as reserves.) For information with respect to FRP's phosphate rock reserves, reference is made to Note 9 to the FRP Financial Statements. For information concerning FRP's sales of phosphate rock, see "Selected Financial and Operating Data" on page 13 of FRP's 1993 Annual Report to unitholders, which is incorporated herein by reference.

          On December 31, 1993, FRP concluded the sale of approximately 3,500 acres of phosphate mining land in Polk County, Florida to Tampa Electric Company, a public utility, for an aggregate purchase price of $12.5 million, plus interest from the date of the initial agreement. The buyer will assume FRP's reclamation obligations on the land, resulting in substantial savings to FRP. FRP reported a gain of $10.7 million in 1993 related to this sale. This previously mined land is an example of the conversion of former phosphate mining lands to industrial use. This transaction is not necessarily indicative of values that may be achieved in subsequent transactions.

Phosphate Chemicals

          IMC-Agrico manufactures fertilizer and related products, including sulphuric acid, phosphoric acid, granulated phosphates
(principally DAP, monoammonium phosphate ("MAP") and granular triple superphosphate ("GTSP")), anhydrous ammonia and urea. IMC-Agrico's fertilizer operations consist of six plants, three in central Florida and three on the Mississippi River in Louisiana.

          IMC-Agrico's plants located in Florida consist of New Wales, Nichols and South Pierce. The New Wales plant, located near Mulberry, Florida, has facilities for the production of sulphuric acid, phosphoric acid, DAP, MAP and GTSP. Currently idled, the Nichols facility, located at Nichols, Florida, has facilities for the production of sulphuric acid, phosphoric acid and DAP. Nichols was idled in May 1993 in response to extremely depressed market conditions. However, in March 1994, due to improving market conditions, IMC-Agrico announced that it would resume production at the Nichols facility in May 1994. South Pierce, located at Bartow, Florida, has facilities for the production of sulphuric acid, phosphoric acid, GTSP and technical grade DAP and MAP for industrial uses.

          IMC-Agrico's Faustina, Uncle Sam and Taft plants are located in Louisiana. The Faustina plant, located at Donaldsonville, Louisiana, has facilities for the production of anhydrous ammonia, urea, sulphuric acid, phosphoric acid, DAP and MAP. The Uncle Sam plant, located at Uncle Sam, Louisiana, has facilities for the production of sulphuric acid and phosphoric acid. The Taft plant, located at Taft, Louisiana, has facilities for the manufacture of DAP and MAP. The Taft plant, idled in July 1993, was restarted in December 1993.

          IMC-Agrico's plants have an estimated annual sustainable capacity to produce 530,000 tons of anhydrous ammonia, 260,000 tons of urea, approximately 10.4 million tons of sulphuric acid, and approximately 8.2 million tons of granulated phosphates. IMC-Agrico's phosphoric acid capacity is approximately 4.0 million tons of contained P205*, approximately 32% of U.S. production capacity and 11% of world capacity. With significant production curtailments in 1993, IMC-Agrico and the assets contributed to IMC-Agrico by the Company and IMC produced approximately 8.5 million tons of sulphuric acid, 3.3 million tons of phosphoric acid, and
6.4 million tons of granulated phosphates.

          Phosphate rock, sulphur and ammonia are the three principal raw materials used in the production of phosphate chemicals. Phosphate rock is supplied by IMC-Agrico's Florida mines. FRP and IMC both have interests in a joint venture which began mining sulphur reserves at Main Pass in April 1992. FRP continues to operate the Main Pass joint venture through Freeport Sulphur Company ("FSC"), its sulphur division. FRP and IMC entered into an agreement to supply IMC-Agrico with its sulphur requirements. FRP supplies its share of the requirements through FSC. IMC supplies its share of the requirements through its share of Main Pass production and purchases from third parties. IMC-Agrico's ammonia needs are fulfilled primarily by third party domestic suppliers under long-term contracts and by internal production at its Faustina plant.

_____________
* P205 is an industry term indicating a product's phosphate content measured chemically in units of phosphorous pentoxide.


Marketing

          Since July 1, 1993, all fertilizer marketing functions for FRP have been handled by IMC on behalf of IMC-Agrico. IMC-Agrico markets products throughout the eastern two-thirds of the United States in the domestic market and, primarily through the American Phosphate Export Association ("Amphos"), a Webb-Pomerene association, overseas. Phoschem and Phosrock, the primary units of Amphos, market phosphate chemical fertilizers and phosphate rock, respectively, for IMC-Agrico and two U.S. firms.

          Since the formation of IMC-Agrico, IMC-Agrico had used approximately 54% of its phosphate rock shipments at its plants in Florida and Louisiana, with most of the balance being sold in the domestic market. Approximately 53% of IMC-Agrico's granulated phosphate fertilizer shipments in 1993 were sold in the domestic market, with the balance sold abroad.

          Although phosphate fertilizer sales are fairly constant from month to month, the largest sales periods occur prior to the fall and spring planting of agricultural crops. Historically, domestic sales taper off after the spring planting season but this drop in domestic sales occurs at a time when major international buyers purchase product for mid-year delivery.

          World phosphate prices declined to a nearly 20 year low during mid-1993, due to a number of factors, including a significant decline in import demand by China, a sharp increase in U.S. producer held stocks of finished phosphate fertilizers to record levels, intense competition in offshore markets traditionally served by U.S. producers, particularly MAP from the former Soviet Union, unsettled import policies in other key overseas markets such as India and continued lower demand in Europe. As a result, FRP's results in 1992 and 1993 have been adversely affected. FRP believes that the price outlook for phosphate fertilizers has improved substantially based in part on a return by China to the marketplace at more traditional volume levels, a significant reduction in the stocks of finished phosphate materials held by producers (in spite of a moderate improvement in operating rates) and an improved domestic demand outlook for this coming spring season due to last year's poor harvest caused by the widespread flooding in the Midwest.

Uranium

          The phosphate rock used in the production of phosphoric acid contains small amounts of uranium. At its uranium extraction facilities, IMC-Agrico extracts and processes uranium oxide ("yellowcake") as a by-product of phosphoric acid. Production of yellowcake is dependent on the quantity and uranium content of phosphoric acid produced by its host plants. Yellowcake, after further processing, is used as a fuel by electric utilities. Although IMC-Agrico has the capacity to extract uranium oxide at several phosphoric acid plants, production has been suspended at certain of the plants because of the depressed market price of uranium oxide, and, at present, uranium does not significantly contribute to IMC-Agrico's revenues.

Operating and Environmental Hazards

          The production of fertilizers involves the handling of chemicals, some of which may have the potential, if released in sufficient quantities, to expose IMC-Agrico to certain liabilities. However, IMC-Agrico has a program in place to minimize the potential for such releases. FRP, through FTX, and IMC-Agrico carry insurance for certain of these risks, and management believes that the types and limits of such insurance coverages are adequate and consistent with prudent business practices.

                            Sulphur Business

          FRP, through FSC, is involved in the exploration for and mining, purchase, transportation, terminaling and sale of sulphur. Most of FRP's sulphur assets are located in the Gulf of Mexico offshore Louisiana.

Production

          During 1993, FRP produced sulphur from its Caminada and Main Pass sulphur mines located in federal waters in the Gulf of Mexico. The Caminada and Main Pass mines utilize the Frasch Mining process, which involves the drilling of wells and the injection of superheated water into the underground sulphur deposit to melt the solid sulphur, which is then brought to the surface in liquid form. FRP has been using the Frasch process for over 80 years. FRP has also developed technology which allows it to use sea water in the Frasch process. FRP is not aware of any other company that has developed Frasch sulphur mines using superheated sea water. For additional information with respect to FRP's sales, reference is made to "Selected Financial and Operating Data" appearing on page 13 of FRP's 1993 Annual Report to unitholders, which is incorporated herein by reference.

          Main Pass, discovered by FRP in 1988, currently has the highest production rate of any sulphur mine in the world and the largest existing Frasch sulphur reserve in North America. The Main Pass offshore complex, more than a mile in length, is one of the largest structures of its type in the world and the largest in the Gulf of Mexico. The Main Pass mine, which began initial production at minimal levels in the second quarter of 1992, is estimated to contain proved recoverable sulphur reserves totaling 66.2 million long tons (38.6 million long tons net to FRP) at December 31, 1993. The mine is owned 58.3% by FRP, 25% by IMC and 16.7% by Homestake Sulphur Company ("Homestake"). The development and production of the Main Pass reserves are being conducted by FTX, through FSC, on behalf of FRP, as operator of the Main Pass joint venture, pursuant to a management services agreement. At Main Pass, sulphur production reached design production capacity of 5,500 long tons per day (approximately 2 million long tons per year) on schedule in December 1993 and has since sustained production at or above that level. Main Pass is subject to a 12.5% federal royalty based on net mine revenues.

          Because of the significant improvements in Main Pass sulphur production, declining production rates at Caminada and falling sulphur prices, the marginally profitable Caminada operation ceased in January 1994. The shutdown of Caminada will have no significant impact on FRP's reported earnings.

          The primary fuel source at Main Pass is natural gas. A contract with an initial term of 20 years has been executed for the purchase of natural gas at market based prices.

          FRP currently supplements its sulphur production by purchasing from third party sources. A significant quantity of this sulphur is purchased from companies which recover sulphur in the production of oil and natural gas and the refining of petroleum products.

          For information with respect to FRP's sulphur reserves, reference is made to Note 9 to the FRP Financial Statements.

Marketing

          The sulphur produced by FRP is transported by barge to its storage, handling and shipping facilities located at Port Sulphur, Louisiana, where recovered sulphur purchased from others or transported for others may also be received. Sulphur is transported from Port Sulphur by barge to IMC-Agrico and customer plants on the Mississippi River and by tanker to FRP's terminal at Tampa, Florida. Similar facilities at Pensacola, Florida, and Galveston, Texas, are used for storage, handling and shipping of sulphur purchased from others or transported for others. FRP also processes and transports for a fee both IMC's and Homestake's share of Main Pass sulphur and serves as marketing agent for Homestake.

          FRP's sulphur is used in the manufacture of sulphuric acid, which, in turn, is primarily used to produce phosphoric acid, the basic material for the production of phosphate fertilizers. The phosphate fertilizer industry, including the IMC-Agrico phosphate facilities, accounts for approximately 92% of FRP's total sulphur sales. A small number of companies consume a large portion of the total sulphur consumed in the United States. Substantially all of the sulphur sold by FRP is supplied under contracts having a term of one to three years. FRP also had foreign sales of 12,800 tons and 13,400 tons of sulphur during 1992 and 1993, respectively. FRP has entered into a long-term contract to supply IMC-Agrico Company with sulphur. For additional information with respect to FRP's sales of sulphur, reference is made to "Selected Financial and Operating Data" appearing on page 13 of FRP's 1993 Annual Report to unitholders.

          Globally, approximately 60% of annual sulphur demand arises from the production of phosphate fertilizers. Many of the same factors which have adversely impacted global fertilizer demand have caused sulphur demand to decline for the past five years. Despite a decline in mined sources of sulphur, global inventories increased in 1993 due to a large increase in vatting in western Canada. The Company believes, however, that sales agreements in place with IMC-Agrico and other customers give it significant insulation against a potential market surplus. Sulphur prices at Tampa, the principal market for the Company's sulphur, fell to under $55 per long ton at the end of 1993 compared to $140 per long ton in early 1991.

Exploration

          Currently, FRP has interests in three other sulphur leases in the Gulf of Mexico which expire in 1998. In 1993, FRP elected not to drill three offshore leases which were subsequently allowed to expire. In addition, FRP has evaluated the results of its exploration efforts in Egypt located in the North Sinai Desert. This location is estimated to contain
10.1 million long tons of sulphur. FRP does not plan to develop this project in the immediate future but will retain its concession by performing minimal maintenance activities.

                                    OIL

          The Main Pass project also contains oil* reserves associated with the same caprock reservoir at Main Pass as the sulphur reserves. The development and production of these Main Pass reserves are being conducted by FTX on behalf of FRP, as operator of the joint venture, pursuant to a management services agreement. As of December 31, 1993, FRP estimates that remaining proved recoverable oil reserves at Main Pass are 20.8 million barrels (10.0 million barrels net to FRP). FRP is engaged in oil operations only at Main Pass and does not currently intend to pursue oil operations that are not related to Main Pass.

          For information relating to estimates of FRP's net interests in proved oil reserves as of December 31, 1993, and for supplementary information relating to estimates of discounted future net cash flows from proved oil reserves, and changes in such estimates, reference is made to
Note 9 to the FRP Financial Statements. No favorable or adverse event or major discovery has occurred since December 31, 1993, that FRP believes would cause a significant change in estimated proved reserves.

Production and Marketing Conditions

          Since completion of development drilling in mid-April 1993, oil production for the Main Pass joint venture has increased significantly and averaged over 20,000 barrels of oil per day ("BOPD") for December 1993. Because of the complexities of producing sour crude in an offshore environment, periodic curtailments down to 5,500 BOPD may be required to perform maintenance repairs. The Company's share of oil production was approximately 3.4 million barrels for 1993. Production in 1994 is expected to approximate that of 1993, with the anticipated drilling of additional wells expected to offset a production decline in existing wells in 1994. Production is expected to decline thereafter. For information concerning FRP's sales during the year ended December 31, 1993, reference is made to "Selected Financial and Operating Data" appearing on page 13 of FRP's 1993 Annual Report to unitholders, incorporated herein by reference. For information concerning the interaction between concurrent oil and sulphur production, see "Sulphur Business" above.

_________
* As used in this portion of the report, "oil" refers to crude oil, condensate and natural gas liquids.


          Oil prices have historically exhibited, and can be expected to continue to exhibit, volatility as a result of such factors as political uncertainty in the Middle East, actions of the Organization of Petroleum Exporting Countries and changes in worldwide weather and economic conditions. Main Pass oil contains sulphur and is generally heavier than other Gulf Coast crude oils. As a result, it sells at a discount relative to Gulf Coast crude oils containing less sulphur and to lighter grade crude oils.

Acreage

          FRP's interest in Main Pass, in federal waters offshore
Louisiana, constitutes the only oil property owned by FRP. The property consists of 1,125 gross acres (656 acres net to FRP) and is fully developed within the meaning of governmental reporting requirements.

          FRP possesses a leasehold interest in its Main Pass oil property which is maintained by production and will remain in effect until production and drilling and development operations cease. FRP believes that the lease terms are sufficient to allow for reasonable development of the reserves.

Operating Hazards

          FRP's oil activities are subject to all of the risks normally incident to the development and production of sour oil, including blowouts, cratering and fires, each of which could result in injury to personnel and/or damage to property. Additionally, offshore operations are subject to marine perils, including hurricanes and other adverse weather conditions. FRP, through FTX, carries insurance for certain of these risks, and management believes that the types and limits of such insurance coverages are adequate and consistent with prudent business practices.

Government Regulation

          Domestic oil operations are subject to extensive state and federal regulation. Compliance is often burdensome, and failure to comply carries substantial penalties. The heavy and increasing regulatory burden on the oil industry increases the cost of doing business and, consequently, affects profitability.

          Federal laws and regulations impose liability upon the lessee under a federal lease for the cost of cleanup of pollution resulting from a lessee's operations, and such lessee could be subject to liability for pollution damages. A serious incident of pollution may also result in a requirement to suspend or cease operations in the particular area. FRP, through FTX, carries insurance against some, but not all, of these risks. For further information with respect to environmental risks and FRP's responses thereto, see "Environmental Matters" below.

                                GEOTHERMAL

          In April 1993, FRP sold its remaining interests in producing geothermal properties for $63.5 million to Calpine Corporation, consisting of $23 million in cash and interest-bearing notes totaling $40.5 million, recognizing a $31 million charge to expense and recording a $9 million charge for impairment of its undeveloped geothermal properties. These notes provided that the entire principal amount could be repaid at a discount according to a specified schedule. FRP received a prepayment of $36.9 million including accrued interest, in February 1994, which represented full payment on these notes.

          In 1993 FRP sold its undeveloped geothermal energy assets located in the Salton Sea area of the Imperial Valley of southern California to Magma Power Company, and certain of its affiliates, for consideration consisting of a current cash payment and the right to future payments based on the development of geothermal projects on its former leases. FRP still retains its undeveloped geothermal energy assets located in the Medicine Lake area of northern California.

                                COMPETITION

          The fertilizer and phosphate rock mining industries are highly competitive. In this global business, IMC-Agrico faces stiff competition from overseas producers, most of which are state supported, especially those in North Africa, and most recently those in the former Soviet Union. In the United States, IMC-Agrico competes against a number of major phosphate fertilizer producers, including large cooperatives. FRP, through IMC-Agrico, is one of the largest and lowest cost producers of phosphate rock and the largest integrated producer of phosphate fertilizers in the world. FRP's significant phosphate rock and sulphur reserves and production, through IMC-Agrico and FSC, substantially reduce the sensitivity of its phosphate fertilizer costs to changes in raw material prices. The strategic location of fertilizer operations on the Mississippi River system reduces transportation costs for finished products sold in the Midwest farmbelt. FRP believes that its internal production of raw materials, through FSC and IMC-Agrico, and the strategic location of IMC-Agrico's operations provide it with a competitive advantage over other United States based producers. Nevertheless, world phosphate fertilizer prices declined to a nearly 20-year low during mid-1993, due to a number of factors, including a significant decline in import demand by China, a sharp increase in U.S. producer held stocks of finished phosphate fertilizers to record levels, intense competition in offshore markets traditionally served by U.S. producers, particularly MAP from the former Soviet Union, unsettled import policies in other key overseas markets such as India and continued lower demand in Europe. As a result, FRP's results in 1992 and 1993 have been adversely affected. FRP believes that the price outlook for phosphate fertilizers has improved substantially based in part on a return by China to the marketplace at more traditional volume levels, a significant reduction in the stocks of finished phosphate materials held by producers (in spite of a moderate improvement in operating rates) and an improved domestic demand outlook for this coming spring season due to last year's poor harvest caused by the widespread flooding in the Midwest.

          In 1993, three companies operating domestic Frasch sulphur mines accounted for approximately 18% of total domestic consumption of sulphur in all forms. Domestic recovered sulphur, produced by more than 50 companies at more than 130 refineries and gas treatment plants, supplied approximately 55%, while imported sulphur, primarily from Canada and Mexico, accounted for approximately 15% of domestic sulphur consumption. The remaining 12% of domestic sulphur consumption was met in the form of sulphuric acid produced in metals smelting operations and from imported sulphuric acid. FRP's production of sulphur accounts for approximately 12% of domestic and 4% of world elemental sulphur production for the year ended December 31, 1993. With the achievement of full operations at Main Pass at the end of 1993, FRP became the largest Frasch sulphur producer in the world.

          A large number of companies and individuals are engaged in the development and production of oil. Many of these companies possess financial resources equal to or greater than those of FRP.

                         RESEARCH AND DEVELOPMENT

          In February 1993, FTX outsourced its corporate engineering, research and development, corporate environmental and corporate safety functions and, to that end, contracted with a new company initially owned and staffed by former employees of FTX, Crescent Technology, Inc. ("Crescent"), that furnishes similar services to FTX. Crescent owns and operates laboratory and pilot plant facilities at Belle Chasse, Louisiana, where mineral analyses, metallurgical work and other research and testing are conducted which contribute to FTX's commercial operations, including those of FRP. Additionally, Crescent maintains engineering and mine development groups in New Orleans, Louisiana, which provide the engineering, design and construction supervision activities required to implement new ventures and apply improvements to existing operations of FRP.

                           ENVIRONMENTAL MATTERS

          FTX and FRP have a history of commitment to environmental responsibility. Since the 1940s, long before the general public recognized the importance of maintaining environmental quality, FTX has conducted preoperational, bioassay, marine ecological and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits its operations to full compliance with applicable laws and regulations. FTX has contracted with Crescent to develop and implement corporatewide environmental programs that include the activities of FRP and to study and implement methods to reduce discharges and emissions. For information concerning the outsourcing of certain of FTX's functions to Crescent, see "Research and Development" above.

          FRP's operations are subject to federal, state and local laws and regulations relating to the protection of the environment. Exploration, mining, development and production of natural resources, and the chemical processing operations of IMC-Agrico, like similar operations of other companies, may affect the environment. Moreover, such operations may involve the extraction, handling, production, processing, treatment, storage, transportation and disposal of materials and waste products which, under certain conditions, may be toxic or hazardous and expressly regulated under environmental laws. Present and future environmental laws and regulations applicable to the operations of FRP or IMC-Agrico may require substantial capital expenditures or affect their operations in other ways that cannot now be accurately predicted.

          FRP has made, and continues to make, expenditures at its operations for protection of the environment. In 1992, at a cost of $35.7 million, FRP completed the replacement of two sulphuric acid production units at an existing fertilizer plant thereby substantially reducing air emissions and increasing plant efficiency. As successor to FRP, IMC-Agrico completed at the end of 1993, at a cost of $27 million, an innovative drainage and cover plan for phosphogypsum storage areas in Louisiana to substantially reduce substances in wastewater discharged from its fertilizer operations. Future operations of this kind are projected to require additional investments of $30 million between 1994 and 2004.

          Continued government and public emphasis on environmental matters can be expected to result in increased future investments for environmental controls. On analyzing its operations and those of IMC-Agrico in relation to current and anticipated environmental requirements, FRP does not expect that these investments will have a significant impact on its future operations or financial condition. For additional information concerning environmental matters, reference is made to the information set forth in Item 7 below.

Item 3.  Legal Proceedings.
         -----------------

          Although FRP may be from time to time involved in various legal proceedings of a character normally incident to the ordinary course of its businesses, FRP believes that potential liability in any such pending or threatened proceedings would not have a material adverse effect on the financial condition or results of operations of FRP. FRP, through FTX, maintains liability insurance to cover some, but not all, potential liabilities normally incident to the ordinary course of its businesses as well as other insurance coverages customary in its businesses, with such coverage limits as management deems prudent.

Item 4.  Submission of Matters to a Vote of Security Holders.
         ---------------------------------------------------

         Not applicable.

                                  PART II

Item 5.  Market for Registrant's Common Equity and Related
         Stockholder Matters.
         -------------------------------------------------

          The information set forth under the captions "FRP Units" and "Cash Distributions", on the inside back cover of FRP's 1993 Annual Report to unitholders is incorporated herein by reference. As of March 10, 1994, there were approximately 18,606 record holders of FRP Units.

Item 6.  Selected Financial Data.
         -----------------------

          The information set forth under the caption "Selected Financial and Operating Data" on page 13 of FRP's 1993 Annual Report to unitholders is incorporated herein by reference.

          FRP's ratio of earnings to fixed charges for each of the years 1989 through 1993, inclusive, was 4.8x, 16.5x, 4.4x, 1.0x and a shortfall of $233.5 million, respectively. For purposes of this calculation, earnings are income from continuing operations before fixed charges. Fixed charges are interest and that portion of rent deemed representative of interest.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
         -----------------------------------------------------------

IMC-AGRICO COMPANY
Freeport-McMoRan Resource Partners, Limited Partnership (FRP) and IMC Fertilizer, Inc. (IMC) formed a joint venture (IMC-Agrico Company), effective July 1, 1993, for their respective phosphate fertilizer businesses, including phosphate rock and uranium. IMC-Agrico Company is governed by a policy committee having equal representation from each company and is managed by IMC. Combined annual savings of at least $95 million in production, marketing, and general and administrative costs are expected to result from this transaction, the full effect beginning by the end of the second year of operations. The operating efficiencies achievable by the joint venture should enable it to generate positive cash flow in a low-price environment, such as that experienced in 1993, and to be in a position to earn significant profits if product prices rise to historical levels. As discussed below and in Note 4 to the financial statements, significant restructuring charges were recorded in connection with this transaction.

     As a result of the joint venture, FRP is engaged in the phosphate rock mining, fertilizer production, and uranium oxide extraction businesses only through IMC-Agrico Company. FRP will continue to operate its sulphur and oil businesses. FRP has varying sharing ratios in IMC-Agrico Company, as discussed in Note 2 to the financial statements, which were based on the projected contributions of FRP and IMC to the cash flow of the joint venture and on an equal sharing of the anticipated savings.

     FRP transferred the assets it contributed to IMC-Agrico Company at their book carrying cost and proportionately consolidates its interest in IMC-Agrico Company. As a result, FRP's operating results subsequent to the formation of IMC-Agrico Company vary significantly in certain respects from those previously reported. Phosphate fertilizer realizations and unit production costs were fundamentally changed as the majority of the FRP contributed fertilizer production facilities are located on the Mississippi River, whereas the IMC contributed fertilizer production facilities are located in Florida. Fertilizer produced on the Mississippi River commands a higher sales price in the domestic market because of its proximity to markets; however, raw material transportation costs at the Florida facilities are lower for phosphate rock, partially offset by increased sulphur transportation costs.

1993 RESULTS OF OPERATIONS COMPARED WITH 1992
After discussions with the staff of the Securities and Exchange Commission
(SEC), FRP is reclassifying certain expenses and accruals previously recorded in 1993 as restructuring and valuation of assets. In response to inquiries, FRP advised the SEC staff that $3.2 million originally reported as restructuring and valuation of assets represented the cumulative effect of changes in accounting principle resulting from the adoption of the new accounting policies that FRP considered preferable, as described in Note 1 to the financial statements. FRP also informed the SEC staff of the components of other charges included in the amount originally reported as restructuring and valuation of assets. FRP concluded that the reclassification and the related supplemental disclosures more accurately reflect the nature of these charges to 1993 net income in accordance with generally accepted accounting principles. These reclassifications had no impact on net income or net income per share.

     FRP incurred a net loss of $246.1 million ($2.37 per unit) for 1993 compared with net income of $20.2 million ($.20 per unit) for 1992.
Results for 1993 were adversely impacted by charges totaling $197.3 million ($1.90 per unit) related to (a) restructuring the administrative organization at Freeport-McMoRan Inc. (FTX), the general partner of FRP (Note 4), (b) asset sales/recoverability charges (Note 4), (c) adjustments to general and administrative expenses and production and delivery costs discussed below, and (d) changes in accounting principle, discussed further in Note 1 to the financial statements. Excluding these items, 1993 earnings were lower reflecting significant decreases in phosphate fertilizer, phosphate rock, sulphur, and oil revenues, primarily due to reduced sales volumes and average market prices for these products (see Selected Financial and Operating Data). Depreciation and amortization expense declined primarily because of reduced sales volumes. The reduction in general and administrative expenses reflects the benefits from the 1993 restructuring activities, partially offset by charges resulting from the restructuring project discussed below. Interest expense increased, as no interest was capitalized subsequent to the Main Pass sulphur operations becoming operational for accounting purposes in July 1993.

Restructuring Activities. During the second quarter of 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower its costs of operating and administering its businesses in response to weak market prices of the commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative functions, changed its management information system (MIS) environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions, and implemented other actions to lower costs. As a result of this restructuring process, which included the formation of IMC-Agrico Company, the level of FRP's administrative cost has been reduced substantially over what it would have been otherwise, which benefit will continue in the future. However, the restructuring process entailed incurring certain one-time costs by FTX, a portion of which were allocated to FRP pursuant to its management services agreement with FTX.

     FRP's restructuring costs totaling $33.9 million, including $22.1 million allocated from FTX based on historical allocations, consisting of the following: $15.5 million for personnel related costs; $7.0 million relating to excess office space and furniture and fixtures resulting from the staff reduction; $1.8 million relating to the cost to downsize its computing and MIS structure; $8.8 million related to costs directly associated with the formation of IMC-Agrico Company; and $.8 million of deferred charges relating to FRP's credit facility which was substantially revised in June 1993. As of December 31, 1993, the remaining accrual for these restructuring costs totaled $3.1 million.

     In connection with the restructuring project, FRP changed its accounting systems and undertook a detailed review of its accounting records and valuation of various assets and liabilities. As a result of this process, FRP recorded charges totaling $24.9 million, comprised of the following: (a) $10.0 million of production and delivery costs consisting of $6.3 million for revised estimates of environmental liabilities and $3.7 million primarily for adjustments in converting accounting systems, (b) $7.6 million of depreciation and amortization costs consisting of $6.5 million for estimated future abandonment and reclamation costs and $1.1 million for the write-down of miscellaneous properties, and (c) $7.3 million of general and administrative expenses consisting of $4.0 million to downsize FRP's computing and MIS structure and $3.3 million for the write-off of miscellaneous assets.

Agricultural Minerals Operations
FRP's agricultural minerals segment, which includes its fertilizer, phosphate rock, and sulphur businesses, reported a loss of $55.9 million on revenues of $619.3 million for 1993 compared with earnings of $18.0 million on revenues of $799.0 million for 1992. Significant items impacting the segment earnings are as follows (in millions):


 Agricultural minerals earnings - 1992      $ 18.0
 Major increases (decreases)
   Sales volumes                             (67.4)
   Realizations                             (103.2)
   Other                                      (9.1)
                                            ------
     Revenue variance                       (179.7)
   Cost of sales                              81.4*
   General and administrative and other       24.4*
                                             (73.9)
                                            ------
 Agricultural minerals earnings - 1993      $(55.9)
                                            ======

- -------
* Includes $17.5 million in cost of sales and $7.3 million in general and administrative expenses resulting from the restructuring project discussed above.

     Weak industrywide demand and changes attributable to FRP's participation in IMC-Agrico Company resulted in FRP's 1993 reported sales volumes for diammonium phosphate (DAP), its principal fertilizer product, declining 17 percent from that of a year-ago. The weakness in the phosphate fertilizer market prompted IMC-Agrico Company to make strategic curtailments in its phosphate fertilizer production. However, late in the year increased export purchases contributed to a rise in market prices, helping to rekindle domestic buying interests which had been unwilling to make purchase commitments. The increased demand, coupled with low industrywide production levels, caused reduced inventory levels. Late in 1993, IMC-Agrico Company increased its production levels in response to the improving markets and projected domestic and international demand for its fertilizer products. Unit production cost, excluding $17.5 million of changes related to the restructuring project, declined from 1992 reflecting initial production efficiencies from the joint venture, reduced raw material costs for sulphur, and lower phosphate rock mining expenses, partially offset by increased natural gas costs and lower production volumes. FRP's realization for DAP was lower reflecting the near 20-year low prices realized during 1993 as well as an increase in the lower-priced Florida sales by IMC-Agrico Company.

     FRP believes that the outlook for 1994 is for improved prices caused by more normal market demand. Spot market prices improved from a low of nearly $100 per short ton of DAP (central Florida) in July 1993 to just over $140 per ton by year end. Industry inventories at year end were below average levels, despite a fourth quarter rebound in industry production. Export demand is expected to remain at more normal levels during the first half of 1994, with China, India, and Pakistan expected to be active purchasers. Additionally, domestic phosphate fertilizer demand is expected to benefit from increased corn acreage planted due to lower government set-asides and to increased fertilizer application rates necessitated by the widespread flooding that caused a depletion of nutrients in a number of midwestern states.

     FRP's proportionate share of the larger IMC-Agrico Company phosphate rock operation caused 1993 sales volumes to increase from 1992, with IMC-Agrico Company operating its most efficient facilities to minimize costs.

     Combined sulphur production from the Caminada and Main Pass mines increased compared with 1992; however, sales volumes declined 16 percent, primarily because of reduced purchases by IMC-Agrico Company resulting from its curtailed fertilizer production. Due to the significant decline in the market price of sulphur, FRP recorded a second-quarter 1993 noncash charge to earnings (not included in segment earnings) for the excess of capitalized cost over expected realization of its non-Main Pass sulphur assets, primarily the Caminada sulphur mine (Note 4). Due to significant improvements in Main Pass sulphur production, FRP ceased the marginally profitable Caminada operations in January 1994. The shutdown of Caminada will have no material impact on FRP's reported earnings. Although reduced global demand has forced production cutbacks worldwide, sulphur prices remain depressed. A rebound in price is not expected until demand improves.

     At Main Pass, sulphur production increased significantly during 1993 and achieved, on schedule, full design operating rates of 5,500 tons per day (approximately 2 million tons per year) in December 1993 and has since sustained production at or above that level. As a result of the production increases, Main Pass sulphur became operational for accounting purposes beginning July 1, 1993. Recognizing Main Pass sulphur operations in income and discontinuing associated capitalized interest did not affect cash flow, but adversely affected reported operating results.

Oil Operation

                                   1993         1992
                                   ----         ----
 Sales (barrels)                3,443,000    4,884,000
 Average realized price            $14.43       $15.91
 Earnings (in millions)             $(1.5)        $4.6


     Since completion of development drilling in mid-April 1993, oil production for the Main Pass joint venture (in which FRP owns a 58.3 percent interest) increased significantly, averaging over 20,000 barrels per day for December 1993. Production for 1994 is expected to approximate that of 1993 if water encroachment follows current trends, with the anticipated drilling of additional wells (estimated to cost FRP approximately $4 million) offsetting a production decline in existing wells. Due to the dramatic decline in oil prices at year-end, FRP recorded a $60.0 million charge to earnings (not included in segment earnings) reflecting the excess net book value of its Main Pass oil investment over the estimated future net cash flow to be received. Future price declines, increases in costs, or negative reserve revisions could result in an additional charge to future earnings.

CAPITAL RESOURCES AND LIQUIDITY

Net cash used in operating activities during 1993 was $2.9 million compared with $120.1 million net cash provided during 1992, due primarily to lower income from operations. Net cash provided by investing activities was $2.5 million compared with $209.9 million used for 1992, reflecting the reduced level of capital expenditures (following completion of Main Pass development expenditures and the cost efficiency program during 1992) and the proceeds from asset sales. Net cash provided by financing activities during 1993 was $17.8 million reflecting net borrowings of $139.0 million partially offset by lower distributions resulting from unpaid distributions to FTX since early-1992 (discussed below), compared with $93.1 million for 1992 which had a net reduction of borrowings totaling $186.2 million funded by $430.5 million in proceeds from the public sale of FRP units in February 1992.

     Cash flow from operations for 1992 was $120.1 million compared with $106.5 million for 1991. Net cash used in investing activities declined to $209.9 million from $346.9 million in 1991, due primarily to reduced capital expenditures. Net cash provided by financing activities declined to $93.1 million in 1992 from $243.5 million in 1991, with 1991 including net borrowings of $421.2 million.

Publicly owned FRP units have cumulative rights to receive quarterly distributions of 60 cents per unit through the distribution for the quarter ending December 31, 1996 (the Preference Period) before any distributions may be made to FTX. FRP has announced that beginning with the distribution for the fourth quarter of 1993 it no longer intends to supplement distributable cash with borrowings. Therefore, FRP's future distributions will be dependent on the distributions received from IMC-Agrico Company, which will primarily be determined by prices and sales volumes of its commodities and cost reductions achieved by its combined operations, and the future cash flow of FRP's oil and sulphur operations (including reclamation expenditures related to its non-Main Pass sulphur assets). On January 21, 1994, FRP declared a distribution of 60 cents per publicly held unit ($30.3 million) and 12 cents per FTX-owned unit ($6.2 million), payable February 15, 1994, bringing the total unpaid distribution due FTX to $239.2 million. Unpaid distributions due FTX will be recoverable from future FRP cash available for quarterly distributions as discussed in Note 3 to the financial statements. The January 1994 distribution included $30.9 million received from IMC-Agrico Company for its fourth-quarter 1993 distribution (including $9.3 million from working capital reductions) and $13.0 million in proceeds from the sale of certain previously mined phosphate rock acreage.

     In September 1993, FTX agreed to manage for one year Fertiberia, S.L., the restructured phosphate and nitrogen fertilizer businesses of FESA Fertilizantos Espanoles, a wholly owned subsidiary of ERCROS, S.A., a Spanish conglomerate. FTX has assumed no financial obligations during this period. The goal of the management services agreement is to establish Fertiberia as a financially viable concern. If financial viability can be established, FRP has agreed to negotiate the acquisition of a controlling equity interest in Fertiberia.

     In June 1993, FTX amended its credit agreement in which FRP participates, extending its maturity (Note 5). As of February 1, 1994, $425.0 million was available under the credit facility. To the extent FTX and its other subsidiaries incur additional debt, the amount available to FRP under the credit facility may be reduced. FRP believes that its short-term cash requirements will be met from internally generated funds and borrowings under its existing credit facility.

ENVIRONMENTAL

FTX and its affiliates, including FRP, have a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, FTX and its affiliates have conducted preoperational, bioassay, marine ecological, and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits FTX and its affiliates' operations to full compliance with local, state, and federal laws and regulations, and prescribes the use of periodic environmental audits of all domestic facilities to evaluate compliance status and communicate that information to management. FTX has access to environmental specialists who have developed and implemented corporatewide environmental programs. FTX's operating units, including FRP, continue to study and implement methods to reduce discharges and emissions.

     Federal legislation (sometimes referred to as "Superfund") requires payments for cleanup of certain abandoned waste disposal sites, even though such waste disposal activities were performed in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other responsible parties. Other legislation mandates cleanup of certain wastes at unabandoned sites. States also have regulatory programs that can mandate waste cleanup. Liability under these laws involves inherent uncertainties.

     FRP has received notices from governmental agencies that it is one of many potentially responsible parties at certain sites under relevant federal and state environmental laws. Further, FRP is aware of additional sites for which it may receive such notices in the future. Some of these sites involve significant cleanup costs; however, at each of these sites other large and viable companies with equal or larger proportionate shares are among the potentially responsible parties. The ultimate settlement for such sites usually occurs several years subsequent to the receipt of notices identifying potentially responsible parties because of the many complex technical and financial issues associated with site cleanup. FRP believes that the aggregation of any costs associated with these potential liabilities will not exceed amounts accrued and expects that any costs would be incurred over a period of years.

     FRP, through FTX, maintains insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from unexpected and unforeseen events and has an indemnification agreement covering certain acquired sites (Note 7).

     FRP has made, and will continue to make, expenditures at its operations for protection of the environment. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to FRP's operations may require substantial capital expenditures and may affect its operations in other ways that cannot now be accurately predicted.

1992 RESULTS OF OPERATIONS COMPARED WITH 1991

FRP reported 1992 net income of $20.2 million ($.20 per unit) compared with $15.0 million ($.18 per unit) for 1991, which included an insurance settlement gain (Note 7) of $17.7 million ($.21 per unit) and a charge of $96.8 million ($1.16 per unit) to reflect the cumulative effect of the change in accounting principle for postretirement benefits other than pensions (Note 6). Excluding the nonrecurring items, income for 1992 was lower primarily because of reduced agricultural minerals and uranium earnings, partially offset by profitable Main Pass oil operations.

     Revenues were virtually unchanged from 1991 with increases in oil and phosphate rock revenues partially offsetting a decrease in phosphate fertilizer revenues. Production and delivery costs as a percent of revenues declined due to increased oil production, which has lower production and delivery costs than FRP's other products. Depreciation and amortization expense rose primarily because of higher oil production, and general and administrative expenses increased due to the additional effort and support required by Main Pass. Interest costs of $19.1 million for 1992 and $23.3 million for 1991, associated primarily with Main Pass development, were capitalized.

Agricultural Minerals Operations
Revenues and earnings for 1992 totaled $799.0 million and $18.0 million compared with $880.5 million and $78.9 million for 1991, respectively, reflecting weak market prices for phosphate fertilizers and sulphur. However, FRP's 1992 average unit production cost for phosphate fertilizers was lower than during 1991. Significant items impacting the segment earnings are as follows (in millions):

      Agricultural minerals earnings - 1991         $ 78.9
      Major increases (decreases)
        Sales volumes                                 27.0
        Realizations                                (107.8)
        Other                                          (.7)
                                                    ------
          Revenue variance                           (81.5)
        Cost of sales                                 41.9
        General and administrative and other         (21.3)
                                                    ------
                                                     (60.9)
                                                    ------
      Agricultural minerals earnings - 1992         $ 18.0
                                                    ======

     Phosphate fertilizer sales volumes were slightly lower during 1992, whereas the average realization was 13 percent lower. Phosphate fertilizer realizations declined steadily throughout 1992 because of curtailed purchases by China, the largest single fertilizer importer, and supply and demand uncertainty in Europe, the former Soviet Union, and India. Also contributing to the decline in prices were lower raw material costs, most notably for sulphur, as producers in the weakening market passed along these cost savings to buyers in an attempt to preserve market share. FRP's phosphate rock and fertilizer facilities operated at or near capacity, with the 1992 phosphate fertilizer unit production cost averaging 7 percent less than during 1991 due to reduced raw material costs for sulphur and lower phosphate rock mining expenses, despite higher natural gas costs. Unit production cost also benefited during the latter part of 1992 as FRP completed a $60.0 million capital program to improve efficiency and lower costs.

     Sulphur production and sales volumes for 1992 declined 8 percent and 7 percent, respectively, from 1991 as the Garden Island Bay and Grand Isle mines ceased production in 1991. However, production increased at the Caminada mine, which had a significantly lower unit production cost than either Garden Island Bay or Grand Isle had prior to depletion, resulting in an average sulphur unit production cost 7 percent lower than during 1991. FRP's 1992 sulphur realization reflects the price declines which occurred since mid-1991, as world sulphur markets were burdened by the collapse of the Soviet Union as well as by a further decline in demand in Western Europe. During 1992, several Canadian sulphur marketers built inventory rather than accept depressed prices; however, others intensified their efforts to sell into the important Tampa, Florida market.

     Phosphate rock production and sales benefited from the capacity expansion completed in mid-1992 at one of FRP's two operated phosphate rock mines, and also reflect the output from FRP's Central Florida Pebbledale property, where sales began in July 1991 under a mining agreement with IMC.

Oil Operation
                                        1992      1991
                                     ---------  -------
     Sales (barrels)                 4,884,000  350,800
     Average realized price             $15.91   $13.34
     Earnings (in millions)               $4.6     $(.6)

Earnings for Main Pass, which initiated oil production in late 1991, benefited from FRP's marketing efforts, which alleviated earlier problems related to its high-sulphur oil, and high average production rates.

                  ______________________________________

The results of operations reported and summarized above are not necessarily indicative of future operating results.

Item 8.  Financial Statements and Supplementary Data.
         -------------------------------------------

          The financial statements of FRP, the notes thereto and the report thereon of Arthur Andersen & Co., appearing on pages 20 through 32 inclusive, of FRP's 1993 Annual Report to unitholders, are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
         -----------------------------------------------------------

          Not applicable.

                                 PART III

Item 10. Directors and Executive Officers of the Registrant.
         --------------------------------------------------

          FRP has no directors; instead, the general partners in FRP, FTX and FMRP Inc., perform comparable functions for FRP. In addition to the elected executive officers of FRP (the "Elected FRP Executive Officers"), certain employees of the general partners have management responsibilities with respect to FRP and are thus deemed by FRP to be executive officers of FRP (the "Designated FRP Executive Officers") for purposes of the federal securities laws.

          The following table shows, as of March 15, 1994, the names, ages, positions with the general partners and principal occupations of the Elected FRP Executive Officers and the Designated FRP Executive Officers (collectively, the "FRP Executive Officers"):

     Name              Age   Positions and Principal Occupations
     ----              ---   -----------------------------------

Richard C. Adkerson    47    Senior Vice President of FTX.

John G. Amato          50    General Counsel of FRP.  General Counsel of FTX.
                             Director of FMRP Inc.

Richard H. Block       43    Senior Vice President - Fertilizer Operations of
                             FRP.  Senior Vice President of FTX.

R. Foster Duncan       40    Senior Vice President of FRP.

Thomas J. Egan         49    Senior Vice President of FTX.

Robert B. Foster       50    Senior Vice President - Sulphur Operations of
                             FRP.

Charles W. Goodyear    36    Senior Vice President - Finance and Accounting
                             and Chief Financial Officer of FRP.  Senior Vice
                             President of FTX.  Director of FMRP Inc.

W. Russell King        44    Senior Vice President of FTX.

Rene L. Latiolais      51    President and Chief Executive Officer of FRP.
                             Director, President, and Chief Operating
                             Officer of FTX. Director, Chairman of the Board, and President of FMRP Inc.

George A. Mealey       60    Executive Vice President of FTX.  Director,
                             President, and Chief Executive Officer of
                             Freeport-McMoRan Copper & Gold Inc., a subsidiary of FTX.

James R. Moffett       55    Director, Chairman of the Board, and Chief
                             Executive Officer of FTX.

          All of the individuals above, with the exceptions of Messrs. Adkerson, Amato, Duncan and Goodyear, have served FTX or FRP in various executive capacities for at least the last five years. Until 1989, Mr. Adkerson was a partner in Arthur Andersen & Co., an independent public accounting firm, Mr. Duncan was First Vice President and Manager-Corporate Finance of Howard Weil Labouisse Friedrichs Incorporated, a brokerage firm, and Mr. Goodyear was a Vice President of Kidder, Peabody & Co. Incorporated, an investment banking firm. During the past five years and prior to that period, Mr. Amato has been engaged in the private practice of law and has served as outside counsel to FTX and FRP.

          All Elected FRP Executive Officers and all officers of FTX serve at the pleasure of the Board of Directors of FTX. All officers of FMRP Inc. serve at the pleasure of the Board of Directors of FMRP Inc.

          According to (i) the Forms 3 and 4 and any amendments thereto filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 ("Section 16") and furnished to FRP during 1993 by persons subject to
Section 16 at any time during 1993 with respect to securities of FRP ("FRP
Section 16 Insiders"), (ii) the Forms 5 with respect to 1993 and any amendments thereto filed pursuant to Section 16 and furnished to FRP by FRP
Section 16 Insiders, and (iii) the written representations from certain FRP
Section 16 Insiders that no Form 5 with respect to the securities of FRP was required to be filed by such FRP Section 16 Insider, respectively, with respect to 1993, no FRP Section 16 Insider failed to file altogether or timely any Forms 3, 4, or 5 required by Section 16 with respect to the securities of FRP or to disclose on such Forms transactions required to be reported thereon.

Item 11.  Executive Compensation.
          ----------------------

          FRP does not employ any of the FRP Executive Officers, nor does it compensate them for their services. The FRP Executive Officers are either employed or retained by FTX. The President and Chief Executive Officer of FRP, Rene L. Latiolais, is employed by FTX. The four most highly compensated FRP Executive Officers other than Mr. Latiolais are James R. Moffett, Richard H. Block, Charles W. Goodyear, and W. Russell King; they are also employed by FTX. The determination as to which FRP Executive Officers were the most highly compensated was made by reference to the total annual salary and bonus for 1993 of each of the FRP Executive Officers employed by FTX that was allocated to FRP by FTX pursuant to the FRP partnership agreement on the basis of time devoted to FRP activities.

          The services of all the FRP Executive Officers and the services of the other officers of FRP are provided to FRP by FTX under the FRP partnership agreement. FRP reimburses FTX at FTX's cost, including allocated overhead, for such services. All the FRP Executive Officers are compensated exclusively by FTX for their services to FRP. All the FRP Executive Officers are eligible to participate in certain FTX benefit plans and programs. The total costs to FTX for the FRP Executive Officers, including the costs borne by FTX with respect to such plans and programs, are allocated to FRP, to the extent practicable, in proportion to the time spent by such FRP Executive Officers on FRP affairs. No other payment is made by FRP to FTX for providing such compensation and benefit plans and programs to the FRP Executive Officers.

          Reference is made to the information set forth under the caption "Management" above and to the information set forth in Note 6 to the FRP Financial Statements.

Item 12.  Security Ownership of Certain Beneficial Owners
          and Management.
          -----------------------------------------------

          According to information furnished by the person known to FRP to be a beneficial owner of more than 5% of Partnership Units, the number of Partnership Units beneficially owned by such person as of December 31, 1993, was as follows:

                                      Number of
                                  Partnership Units         Percent
                                     Beneficially              of
Name and Address of Person              Owned                Class
- --------------------------        -----------------         -------

Freeport-McMoRan Inc.               52,170,192(a)             50.8
1615 Poydras Street
New Orleans, Louisiana 70112

_________
(a) These Partnership Units consist of 18,582 FRP Depositary Units and 52,151,610 FRP Unit Equivalents. FTX has sole voting and investment power with respect to such Partnership Units.

          The other general partner in FRP, FMRP Inc., did not own beneficially any Partnership Units as of December 31, 1993.

          According to information furnished by each of the Elected FRP Executive Officers and the Designated FRP Executive Officers (collectively, the "FRP Executive Officers"), the number of FRP Depositary Units and shares of FTX common stock ("FTX Shares") beneficially owned by each of them as of December 31, 1993, was as follows:

                                     Number of                  Number of
                               FRP Depositary Units             FTX Shares
Name of Individual                 Beneficially                Beneficially
or Identity of Group                 Owned(a)                    Owned(a)
- --------------------           --------------------            ------------

Richard H. Block                     2,184                      70,661(b)
Charles W. Goodyear                      0                     188,597(b)(c)
W. Russell King                        990                      64,119(b)
Rene L. Latiolais                      539(d)                  517,590(b)
James R. Moffett                    65,439(e)                3,313,162(b)(e)

11 FRP Executive
   Officers as a group,
   including those
   persons named above              76,468(f)                5,033,771(f)

- --------
(a) Except as otherwise noted, the individuals referred to have sole voting and investment power with respect to such FRP Depositary Units and FTX Shares. With the exception of Mr. Moffett, who beneficially owns 2.3% of the outstanding FTX Shares, each of the individuals referred to holds less than 1% of the outstanding FRP Depositary Units and FTX Shares, respectively.

(b) Includes FTX Shares held by the trustee under the Employee Capital Accumulation Program of FTX, as follows: Mr. Block, 11,765 FTX Shares; Mr. Goodyear, 2,113 FTX Shares; Mr. King, 9,510 FTX Shares; Mr. Latiolais, 15,191 FTX Shares; Mr. Moffett, 21,293 FTX Shares; all FRP Executive Officers as a group (10 persons), 79,188 FTX Shares. Also includes FTX Shares that could be acquired within 60 days after December 31, 1993 upon the exercise of options granted pursuant to the employee stock option plans of FTX, as follows: Mr. Block, 58,896 FTX Shares;
    Mr. Goodyear, 186,420 FTX Shares; Mr. King, 19,168 FTX Shares; Mr. Latiolais, 332,426 FTX Shares; Mr. Moffett, 1,764,434 FTX Shares; all FRP Executive Officers as a group (11 persons), 3,079,436 FTX Shares.

(c) Includes 64 FTX Shares held in a retirement account for the benefit of Mr. Goodyear.

(d) Includes 405 FRP Depositary Units held for the benefit of Mr. Latiolais by the custodian under FRP's Depositary Unit Reinvestment Plan.

(e) Includes a total of 39,600 FRP Depositary Units and 214,648 FTX Shares held for the benefit of a trust with respect to which Mr. Moffett and an FRP Executive Officer, as co-trustees of such trust, have sole voting and investment power but have no beneficial interest therein. Mr. Moffett and such FRP Executive Officer disclaim beneficial ownership of such FRP Depositary Units and FTX Shares held for the benefit of such trust. Includes a total of 25,839 FRP Depositary Units and 85,140 FTX Shares held for the benefit of two trusts created by Mr. Moffett for the benefit of his two children, who are adults. An FRP Executive Officer and another individual, as co-trustees of the two trusts, have sole voting and investment power with respect to such FRP Depositary Units and FTX Shares held for the benefit of such trusts but have no beneficial interest therein. Mr. Moffett and such FRP Executive Officer disclaim beneficial ownership of such FRP Depositary Units and FTX Shares held for the benefit of such trusts. Includes a total of 88,000 FTX Shares held for the benefit of a trust created by Mr. Moffett for the benefit of an educational fund and his two children, who are adults. An FRP Executive Officer and another individual, as co-trustees of such trust, have sole voting and investment power with respect to such FTX Shares held for the benefit of such trust but have no beneficial interest therein. Mr. Moffett and such FRP Executive Officer disclaim beneficial ownership of such FTX Shares held for the benefit of such trust.

(f) See notes (b) through (e) above. Includes 724 FTX Shares that may be acquired upon the conversion of 6.55% Convertible Subordinated Notes due January 15, 2001 of FTX ("FTX Notes") held in trust for the benefit of one of the FRP Executive Officers, 2,682 FTX Shares that may be acquired upon the conversion of Zero Coupon Convertible Subordinated Debentures due 2006 of FTX held in trust for the benefit of such FRP Executive Officer, and 90 FTX Shares that may be acquired upon the conversion of FTX Notes held in trust for the benefit of the spouse of such FRP Executive Officer. Includes 6 FRP Depositary Units and 1,516 FTX Shares held in trust for the benefit of one of the FRP Executive Officers, 92 FTX Shares held in trust for the benefit of the spouse of such FRP Executive Officer as to which beneficial ownership is disclaimed, and 1,000 FTX Shares held by such FRP Executive Officer as custodian as to which beneficial ownership is disclaimed. These total numbers of FRP Depositary Units and FTX Shares represent less than 1% of the outstanding FRP Depositary Units and approximately 3.5% of the outstanding FTX Shares, respectively.

Item 13.  Certain Relationships and Related Transactions.
          ----------------------------------------------

          Reference is made to the information set forth under the caption "Management" above, to the information set forth in Item 11 above and to the information set forth in Note 6 to the FRP Financial Statements.

                                  PART IV

Item 14.  Exhibits, Financial Statement Schedules and Reports on Form 8-K.
          ---------------------------------------------------------------

          (a)(1), (a)(2), and (d). Financial Statements. Reference is made to the Index to Financial Statements appearing on page F-1 hereof.

          (a)(3) and (c). Exhibits. Reference is made to the Exhibit Index beginning on page E-1 hereof.

          (b). Reports on Form 8-K. No reports on Form 8-K were filed by the registrant during the fourth quarter of 1993.

                                SIGNATURES

          Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 1994.

                             FREEPORT-McMoRan RESOURCE
                             PARTNERS, LIMITED PARTNERSHIP

                             By: FREEPORT-McMoRan INC.,
                                 Its Administrative Managing
                                 General Partner

                             By: /s/ James R. Moffett
                                 ----------------------------
                                 James R. Moffett
                                 Chairman of the Board

          Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 29, 1994.

/s/ Rene L. Latiolais        President and Chief Executive Officer
- -----------------------        of Freeport-McMoRan Resource
    Rene L. Latiolais          Partners, Limited Partnership and
                               Director of Freeport-McMoRan Inc.
                               (Principal Executive Officer)


/s/ Charles W. Goodyear      Senior Vice President and Chief
- -----------------------        Financial Officer of Freeport-McMoRan
    Charles W. Goodyear        Resource Partners, Limited
                               Partnership
                               (Principal Financial Officer)


/s/ Nancy D. Bonner          Vice President and Controller of
- -----------------------        Freeport-McMoRan Resource Partners,
    Nancy D. Bonner            Limited Partnership
                               (Principal Accounting Officer)


Robert W. Bruce III*         Director of Freeport-McMoRan Inc.

Thomas B. Coleman*           Director of Freeport-McMoRan Inc.

William H. Cunningham*       Director of Freeport-McMoRan Inc.

Robert A. Day*               Director of Freeport-McMoRan Inc.

William B. Harrison, Jr.*    Director of Freeport-McMoRan Inc.

Henry A. Kissinger*          Director of Freeport-McMoRan Inc.

Bobby Lee Lackey*            Director of Freeport-McMoRan Inc.

Gabrielle K. McDonald*       Director of Freeport-McMoRan Inc.

W. K. McWilliams, Jr.*       Director of Freeport-McMoRan Inc.

/s/ James R. Moffett         Director, Chairman of the Board
- -----------------------        and Chief Executive Officer
    James R. Moffett           of Freeport-McMoRan Inc.

George Putnam*               Director of Freeport-McMoRan Inc.

B. M. Rankin, Jr.*           Director of Freeport-McMoRan Inc.

Benno C. Schmidt*            Director of Freeport-McMoRan Inc.

J. Taylor Wharton*           Director of Freeport-McMoRan Inc.

Ward W. Woods, Jr.*          Director of Freeport-McMoRan Inc.


*By:  /s/ James R. Moffett
    -----------------------
          James R. Moffett
          Attorney-in-Fact



                       INDEX TO FINANCIAL STATEMENTS

     The financial statements of FRP, the notes thereto, and the report thereon of Arthur Andersen & Co., appearing on pages 20 through 32, inclusive, of FRP's 1993 Annual Report to unitholders are incorporated by reference.

     The financial statement schedules listed below should be read in conjunction with such financial statements contained in FRP's 1993 Annual Report to unitholders.


                                                                      Page
                                                                      ----

     Report of Independent Public Accountants.........................F-1
     III-Condensed Financial Information of Registrant................F-2
     V-Property, Plant and Equipment..................................F-5
     VI-Accumulated Depreciation and Amortization.....................F-6
     VIII-Valuation and Qualifying Accounts...........................F-7
     X-Supplementary Income Statement Information.....................F-8

     Schedules other than those listed above have been omitted, since they are either not required, not applicable or the required information is included in the financial statements or notes thereof.

                                *    *    *

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited, in accordance with generally accepted auditing standards, the financial statements as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993 included in Freeport-McMoRan Resource Partners, Limited Partnership's annual report to unitholders incorporated by reference in this Form 10-K, and have issued our report thereon dated January 25, 1994. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules listed in the index above are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. The schedules for the years ended December 31, 1993, 1992 and 1991 have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                              /s/ Arthur Andersen & Co.
                                              -------------------------
                                                  Arthur Andersen & Co.


New Orleans, Louisiana,
    January 25, 1994



          FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
       SCHEDULE III - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            BALANCE SHEETS

                                                             December 31,
                                                        -------------------
                                                         1993          1992
                                                         ----          ----
                                                           (In Thousands)

ASSETS
Current assets:
Cash and short-term investments                       $    5,300 $    7,099
Accounts receivable:
  Customers                                                6,193     50,399
  Other                                                   12,811     12,175
Inventories:
  Products                                                31,458    141,216
  Materials and supplies                                   7,877     29,060
Prepaid expenses and other                                   273     22,214
                                                      ---------- ----------
  Total current assets                                    63,912    262,163

Property, plant and equipment-net                        532,927  1,074,332
Investment in IMC-Agrico Company                         483,070       -
Other assets                                             100,628    157,012
                                                      ---------- ----------
Total assets                                          $1,180,537 $1,493,507
                                                      ========== ==========


LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable and accrued liabilities              $   37,175 $  102,366
Current portion of long-term debt                           -         1,575
                                                      ---------- ----------
  Total current liabilities                               37,175    103,941
Long-term debt, less current portion                     475,900    356,563
Reclamation and mine shutdown reserves                    58,896     55,152
Accrued postretirement benefits and other liabilities    116,162    118,156
Partners' capital                                        492,404    859,695
                                                      ---------- ----------
Total liabilities and partners' capital               $1,180,537 $1,493,507
                                                      ========== ==========


The footnotes contained in FRP's 1993 Annual Report to unitholders are an integral part of these statements.


          FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
       SCHEDULE III - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                         STATEMENTS OF OPERATIONS

                                                        Years Ended December 31,
                                                     ----------------------------
                                                     1993        1992         1991
                                                     ----        ----         ----
                                                            (In Thousands)
Revenues                                             $ 424,717  $877,058  $885,209
Cost of sales:
Production and delivery                                352,194   652,169   691,932
Depreciation and amortization                           81,521   119,259    59,502
                                                      --------  --------  --------
  Total cost of sales                                  433,715   771,428   751,434
Exploration expenses                                     3,092     5,814     2,895
Provision for restructuring charges                     33,947      -         -
Loss on valuation and sale of assets, net              114,802      -         -
General and administrative expenses                     58,660    79,073    63,684
                                                      --------  --------  --------
  Total costs and expenses                             644,216   856,315   818,013
                                                      --------  --------  --------
Operating income (loss)                               (219,499)   20,743    67,196
Interest expense, net                                  (12,293)     (869)     (506)
Equity in earnings of IMC-Agrico Company                 1,037      -         -
Uranium royalties and fees                                -         -       18,452
Gain on insurance settlement                              -         -       17,684
Other income, net                                        8,344       337     9,013
                                                      --------  --------  --------
Income (loss) before changes in accounting principle  (222,411)   20,211   111,839
Cumulative effect of changes in accounting principle   (23,700)     -      (96,793)
                                                      --------  --------  --------
Net income (loss)                                    $(246,111) $ 20,211  $ 15,046
                                                     =========  ========  ========


The footnotes contained in FRP's 1993 Annual Report to unitholders are an integral part of these statements.


          FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
       SCHEDULE III - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                          STATEMENTS OF CASH FLOW

                                                             Years Ended December 31,
                                                           --------------------------
                                                           1993        1992       1991
                                                           ----        ----       ----
                                                                  (In Thousands)
Cash flow from operating activities:
Net income (loss)                                       $(246,111) $ 20,211  $ 15,046
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Cumulative effect of changes in accounting principle     23,700      -       96,793
  Depreciation and amortization                            81,521   119,259    59,502
  Other noncash charges to income                           7,150      -         -
  Provision for restructuring charges, net of payments      3,143      -         -
  Loss on valuation and sale of assets, net               114,802      -         -
  Equity in (earnings) of IMC-Agrico Company               (1,037)     -         -
  Gain on insurance settlement                               -         -      (17,684)
  (Increase) decrease in working capital,
    net of effect of acquisitions and dispositions:
    Accounts receivable                                    (1,552)   18,317    (2,520)
    Inventories                                            (4,750)   (9,983)    1,758
    Prepaid expenses and other                              1,933    (9,995)       37
    Accounts payable and accrued liabilities                1,561    (3,011)  (21,091)
  Reclamation and mine shutdown expenditures               (9,980)  (18,038)  (16,601)
  Other                                                     2,935     3,301    (8,732)
                                                         --------  --------  --------
Net cash provided by (used in) operating activities       (26,685)  120,061   106,508
                                                         --------  --------  --------

Cash flow from investing activities:
Capital expenditures:
  Main Pass                                               (37,427) (117,902) (291,993)
  Other                                                   (10,152)  (86,815)  (80,179)
Sale of assets                                             49,961      -         -
Net insurance settlement proceeds                            -        2,970    17,800
Other                                                       4,711    (8,189)    7,494
                                                         --------  --------  --------
Net cash provided by (used in) investing activities         7,093  (209,936) (346,878)
                                                         --------  --------  --------

Cash flow from financing activities:
Distributions to partners                                (121,180) (151,210) (200,870)
Investments by FTX and affiliates                            -         -       23,169
Proceeds from debt                                        572,137   639,891   614,650
Repayment of debt                                        (433,164) (826,095) (193,427)
Proceeds from sale of partnership units                      -      430,534      -
                                                         --------  --------  --------
Net cash provided by financing activities                  17,793    93,120   243,522
                                                         --------  --------  --------
Net increase (decrease) in cash and short-term
  investments                                              (1,799)    3,245     3,152
Cash and short-term investments at beginning of year        7,099     3,854       702
                                                         --------  --------  --------
Cash and short-term investments at end of year           $  5,300  $  7,099  $  3,854
                                                         ========  ========  ========
 Interest paid                                           $  22,997 $ 19,818  $ 22,015
                                                         ========  ========  ========


The footnotes contained in FRP's 1993 Annual Report to unitholders notes are an integral part of these statements.


          FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
                SCHEDULE V - PROPERTY, PLANT AND EQUIPMENT
           for the years ended December 31, 1993, 1992, and 1991




   Col. A         Col. B        Col. C       Col. D       Col.  E          Col. F
 -----------   ------------   ----------   -----------     ----------    ----------
                Balance at                 Retirements                   Balance at
               Beginning of    Additions      and         Other-Add          End
 Description      Period      at Cost(a)      Sales       (Deduct)        of Period
 -----------   ------------   ----------   -----------     ----------    ----------
                                        (In Thousands)

1993:
Sulphur       $  597,662       $ 29,740     $ (2,100)      $ (3,080)     $  622,222
Fertilizer       731,106         16,530       (3,384)       206,044(b)      950,296
Oil              184,555          4,939         -              -            189,494
              ----------       --------     --------       --------      ----------
              $1,513,323       $ 51,209     $ (5,484)      $202,964      $1,762,012
              ==========       ========     ========       ========      ==========

1992:
Sulphur       $  501,602       $ 96,269     $   (709)      $    500      $  597,662
Fertilizer       659,431         73,955       (2,313)            33         731,106
Oil              179,863          5,088         (396)          -            184,555
              ----------       --------     --------       --------      ----------
              $1,340,896       $175,312     $ (3,418)      $    533      $1,513,323
              ==========       ========     ========       ========      ==========

1991:
Sulphur       $  300,218       $224,281     $(25,174)      $  2,277      $  501,602
Fertilizer       589,948         70,085       (1,634)         1,032         659,431
Oil              100,751         80,589         (558)          (919)        179,863
              ----------       --------     --------       --------      ----------
              $  990,917       $374,955     $(27,366)      $  2,390      $1,340,896
              ==========       ========     ========       ========      ==========


a. Includes capitalized interest of $11.1 million in 1993, $19.1 million in 1992, and $23.3 million in 1991.

b. Represents FRP's proportionate share of the IMC-Agrico Company joint venture property, plant and equipment (see Note 2 to the Financial
    Statements included in the 1993 Annual Report of FRP, the "Financial
    Statements") in excess of the FRP contributed amounts.



               FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
              SCHEDULE VI - ACCUMULATED DEPRECIATION AND AMORTIZATION
               for the years ended December 31, 1993, 1992, and 1991

   Col. A        Col. B          Col. C          Col. D         Col. E        Col. F
 -----------   -----------    -----------     -----------    -----------   -----------
                               Additions
                Balance at     Charged to     Retirements                   Balance at
               Beginning of    Costs and         and         Other-Add         End
 Description    Period        Expenses(a)       Sales         (Deduct)      of Period
 -----------   -----------    -----------     -----------    -----------   -----------
                                         (In Thousands)

1993:
Sulphur        $108,771         $ 14,277      $   (296)      $ 13,269       $136,021
Fertilizer      273,744           48,926          (654)       187,890(b)     509,905
Oil              56,476           33,883          -            54,767(c)     145,126
               --------         --------      --------       --------       --------
               $438,991         $ 97,086      $   (950)      $255,926       $791,052
               ========         ========      ========       ========       ========

1992:
Sulphur        $ 99,874         $ 13,659      $   (159)      $ (4,603)      $108,771
Fertilizer      226,547           52,640        (1,914)        (3,529)       273,744
Oil               4,958           52,960          -            (1,442)        56,476
               --------         --------      --------       --------       --------
               $331,379         $119,259      $ (2,073)      $ (9,574)      $438,991
               ========         ========      ========       ========       ========

1991:
Sulphur        $118,290         $ 12,058      $(25,165)      $ (5,309)      $ 99,874
Fertilizer      189,324           43,376          (578)        (5,575)       226,547
Oil                -               4,068          -               890          4,958
               --------         --------      --------       --------       --------
               $307,614         $ 59,502      $(25,743)      $ (9,994)      $331,379
               ========         ========      ========       ========       ========

a. Note 1 to the Financial Statements describes FRP's depreciation and amortization methods.

b. Represents FRP's proportionate share of the IMC-Agrico Company joint venture accumulated depreciation and amortization (see Note 2 to the Financial Statements) in excess of the FRP contributed amounts.

c. Primarily represents the write-down of Main Pass oil costs due to the fourth-quarter decline in oil prices, as discussed in Note 4 to the financial statements.


          FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
             SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS
           for the years ended December 31, 1993, 1992, and 1991


       Col. A                   Col. B                  Col. C             Col. D.         Col. E
- -----------------------      ------------      ------------------------   ---------      ----------
                                                       Additions
                                                       ---------
                              Balance at       Charged to    Charged to                  Balance at
                             Beginning of      Costs and       Other      Other-Add         End
     Description                Period          Expenses      Accounts     (Deduct)      of Period
- -----------------------      ------------      ------------------------   ---------      ----------
                                                   (In Thousands)

Reserves and allowances
deducted from asset
accounts:

Reclamation and mine
shutdown reserves:
1993:
  Sulphur                      $35,200         $27,562          $ -        $(5,475)       $57,287
  Fertilizer                    18,543           5,365            -         14,529 (a)     38,437
  Oil                            1,409           1,021            -           (821)         1,609
                               -------         -------          ---        -------        -------
                               $55,152         $33,948          $ -        $ 8,233 (b)    $97,333
                               =======         =======          ===        =======        =======

1992:
  Sulphur                      $29,715         $ 4,335          $ -        $  1,150       $35,200
  Fertilizer                    21,772           7,123            -         (10,352)       18,543
  Oil                             -              1,443            -             (34)        1,409
                               -------         -------          ---        -------        -------
                               $51,487         $12,901          $ -        $ (9,236)(c)   $55,152
                               =======         =======          ===        =======        =======

1991:
  Sulphur                      $26,636         $ 5,212          $ -        $ (2,133)      $29,715
  Fertilizer                    27,297           5,575            -         (11,100)       21,772
                               -------         -------          ---        -------        -------
                               $53,933         $10,787          $ -        $(13,233)(d)   $51,487
                               =======         =======          ===        =======        =======


a. Includes $19.7 million which represents FRP's proportionate share of the IMC-Agrico Company joint venture liabilities (see Note 2 to the Financial Statements) in excess of the FRP contributed amounts.

b. Includes expenditures of $13.2 million, net of a $1.7 million decrease in short-term payables and the item discussed in Note a.

c. Includes expenditures of $21.2 million, net of a $12 million decrease in short-term payables.

d. Includes expenditures of $20.2 million, net of a $7 million decrease in short-term payables.



          FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
          SCHEDULE X - SUPPLEMENTARY INCOME STATEMENT INFORMATION for the years ended December 31, 1993, 1992, and 1991


                 Col. A                                        Col. B
- -----------------------------------------------    ---------------------------------
                                                   Charged to Costs and Expenses
                                                   ---------------------------------
                  Item                               1993       1992          1991
- -----------------------------------------------    --------   --------      --------
                                                            (In Thousands)

Maintenance and repairs                            $75,332    $117,550      $113,035

    Taxes, other than payroll and income taxes:
      Sales and severance                          $15,054    $ 18,758      $ 16,781
      Property                                       8,927       6,205         6,219
                                                   -------    --------      --------
                                                   $23,981    $ 24,963      $ 23,000
                                                   =======    ========      ========

    Royalties                                      $ 9,586    $  4,680      $ 14,143
                                                   =======    ========      ========


          Freeport-McMoRan Resource Partners, Limited Partnership

                               Exhibit Index

                                                                 Sequentially
Exhibit                                                           Numbered
Number                                                              Page
- -------                                                       ----------------

  3.1     Amended and Restated Agreement of
          Limited Partnership of FRP dated as
          of May 29, 1987 (the "FRP Partnership
          Agreement") among FTX, Freeport
          Phosphate Rock Company and Geysers
          Geothermal Company, as general
          partners, and Freeport Minerals
          Company, as general partner and
          attorney-in-fact for the limited
          partners, of FRP.  Incorporated by
          reference to Exhibit B to the
          Prospectus dated May 29, 1987
          included in FRP's Registration
          Statement on Form S-1, as amended, as
          filed with the Commission on May 29,
          1987 (Registration No. 33-13513).

  3.2     Amendment to the FRP Partnership
          Agreement dated as of April 6, 1990
          effected by FTX, as Administrative
          Managing General Partner of FRP.
          Incorporated by reference to Exhibit
          19.3 to the Quarterly Report on Form
          10-Q of FRP for the quarter ended
          March 31, 1990 (the "FRP 1990 First
          Quarter Form 10-Q").

  3.3     Amendment to the FRP Partnership
          Agreement dated as of January 27,
          1992 between FTX, as Administrative
          Managing General Partner, and FMRP
          Inc., as Managing General Partner, of
          FRP.  Incorporated by reference to
          Exhibit 3.3 to the Annual Report on
          Form 10-K of FRP for the fiscal year
          ended December 31, 1991 (the "FRP
          1991 Form 10-K").

   3.4    Amendment to the FRP Partnership
          Agreement dated as of October 14,
          1992 between FTX, as Administrative
          Managing General Partner, and FMRP
          Inc., as Managing General Partner, of
          FRP.  Incorporated by reference to
          Exhibit 3.4 to the Annual Report on
          Form 10-K of FRP for the fiscal year
          ended December 31, 1992 (the "FRP
          1992 Form 10-K").

   3.5    Amended and Restated Certificate of
          Limited Partnership of FRP dated June
          12, 1986 (the "FRP Partnership
          Certificate").  Incorporated by
          reference to Exhibit 3.3 to FRP's
          Registration Statement on Form S-1,
          as amended, as filed with the
          Commission on June 20, 1986
          (Registration No. 33-5561).

   3.6    Certificate of Amendment to the FRP
          Partnership Certificate dated as of
          January 12, 1989.

   3.7    Certificate of Amendment to the FRP
          Partnership Certificate dated as of
          December 29, 1989.  Incorporated by
          reference to Exhibit 19.1 to the FRP
          1990 First Quarter Form 10-Q.

   3.8   Certificate of Amendment to the FRP
          Partnership Certificate dated as of
          April 12, 1990.  Incorporated by
          reference to Exhibit 19.4 to the FRP
          1990 First Quarter Form 10-Q.

   4.1    Deposit Agreement dated as of June
          27, 1986 (the "Deposit Agreement")
          among FRP, The Chase Manhattan Bank,
          N.A. ("Chase") and Freeport Minerals
          Company ("Freeport Minerals"), as
          attorney-in-fact of those limited
          partners and assignees holding
          depositary receipts for units of
          limited partnership interests in FRP
          ("Depositary Receipts"). Incorporated
          by reference to Exhibit 28.4 to the
          Current Report on Form 8-K of FTX
          dated July 11, 1986.

   4.2    Resignation dated December 26, 1991
          of Chase as Depositary under the
          Deposit Agreement and appointment
          dated December 27, 1991 of Mellon
          Bank, N.A. ("Mellon") as successor
          Depositary, effective January 1,
          1992.  Incorporated by reference to
          Exhibit 4.5  to  the  FRP  1991  Form
          10-K.

   4.3    Service Agreement dated as of January
          1, 1992 between FRP and Mellon
          pursuant to which Mellon will serve
          as Depositary under the Deposit
          Agreement and Custodian under the
          Custodial Agreement.  Incorporated by
          reference to Exhibit 4.6 to the FRP
          1991 Form 10-K.

   4.4    Amendment to the Deposit Agreement
          dated as of November 18, 1992 between FRP and Mellon.
          Incorporated by reference to Exhibit 4.4 to the FRP 1992 Form 10-K.

   4.5    Form of Depositary Receipt.
          Incorporated by reference to Exhibit
          4.5 to the FRP 1992 Form 10-K.

   4.6    Custodial Agreement regarding the FRP
          Depositary Unit Reinvestment Plan
          among FTX, FRP and Chase, effective
          as of April 1, 1987 (the "Custodial
          Agreement").  Incorporated by refer-
          ence to Exhibit 19.1 to the Quarterly
          Report on Form 10-Q of FRP for the
          quarter ended June 30, 1987.

   4.7    FRP Depositary Unit Reinvestment
          Plan.  Incorporated by reference to
          Exhibit 4.4 to the FRP 1991 Form 10-K.

   4.8    Credit Agreement dated as of June 1,
          1993 (the "FTX/FRP Credit Agreement")
          among FTX, FRP, the several banks
          which are parties thereto (the
          "FTX/FRP Banks") and Chemical Bank,
          as Agent (the "FTX/FRP Bank Agent").

   4.9    First Amendment dated as of February
          2, 1994 to the FTX/FRP Credit Agreement
          among FTX, FRP, the FTX/FRP
          Banks and the FTX/FRP Bank Agent.

   4.10   Second Amendment dated as of March 1,
          1994 to the FTX/FRP Credit Agreement
          among FTX, FRP, the FTX/FRP Banks and
          the FTX/FRP Bank Agent.

   4.11   Subordinated Indenture as of October
          26, 1990 between FRP and
          Manufacturers Hanover Trust Company
          ("MHTC") as the Trustee, relating to
          $150,000,000 principal amount of 8
          3/4% Senior Subordinated Notes due
          2004 of FRP (the "Subordinated
          Indenture").

   4.12   First Supplemental Indenture dated as
          of February 15, 1994 between FRP and
          Chemical Bank, as Successor to MHTC,
          as Trustee, to the Subordinated Indenture.

   10.1    Contribution Agreement dated as of
          April 5, 1993 between FRP and IMC
          (the "FRP-IMC Contribution
          Agreement").  Incorporated by
          reference to Exhibit 2.1 to the
          Current Report on Form 8-K of FRP
          dated July 15, 1993 (the "FRP July
          15, 1993 Form 8-K").

   10.2   First Amendment dated as of July 1,
          1993 to the FRP-IMC Contribution
          Agreement.  Incorporated by reference
          to Exhibit 2.2 to the FRP July 15,
          1993 Form 8-K.

   10.3   Amended and Restated Partnership
          Agreement dated as of July 1, 1993
          among IMC-Agrico GP Company, Agrico,
          Limited Partnership and IMC-Agrico MP
          Inc.  Incorporated by reference to
          Exhibit 2.3 to the FRP July 15, 1993
          Form 8-K.

   10.4   Parent Agreement dated as of July 1,
          1993 among IMC, FRP, FTX and IMC-
          Agrico.  Incorporated by reference to
          Exhibit 2.4 to the FRP July 15, 1993
          Form 8-K.

   12.1   FRP Computation of Ratio of Earnings
          to Fixed Charges.

   13.1   Those portions of the 1993 Annual
          Report to unitholders of FRP which
          are incorporated herein by reference.

   18.1   Letter of Arthur Andersen & Co.
          concerning changes in accounting principles.

   21.1   List of Subsidiaries of Freeport McMoRan
          Resource Partners, Limited Partnership

   23.1   Consent of Arthur Andersen & Co.
          dated March 25, 1994.

   24.1   Powers of Attorney pursuant to which
          this report has been signed on behalf
          of certain directors of FTX.